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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Dated April 30, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation
(Translation of Registrant's Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F   X                                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

INTERIM REPORT FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2004

BUSINESS ACTIVITIES

        Even if positive signs are seen in some areas of the world economy, the overall demand for new credits is still comparably low. Companies, in spite of strong cash-flow, consolidate themselves rather than invest. In this environment, SEK's total volume of new customer-related financial transactions remained at a stable level and reached Skr 5.0 billion (5.4). New long-term credits granted totaled Skr 3.6 billion (4.8), of which export credits 0.4 billion (2.8), credits to municipalities Skr 1.6 billion (0.8), and other direct lending to customers Skr 1.6 billion (1.2). Such direct lending included, i.a., financing of two Swedish companies' securitization of forest assets, as well as lending related to activities in the Baltic countries.

        Syndicated customer transactions totaled 1.4 billion (0.6).

        The aggregate amount of credits outstanding and credits committed though not yet disbursed at period-end was Skr 74.9 billion (y-e: 74.4), of which Skr 61.6 billion (y-e: 60.9) represented credits outstanding.

        Further, the aggregate amount of outstanding offers for new credits at period-end remained at an unchanged level and amounted to Skr 30.8 billion (y-e: 30.7).

Borrowings

        During the period the volume of new long-term borrowings, i.e., borrowings with original maturities exceeding one year, reached the equivalent of Skr 19.2 billion (14.0) or USD 2.7 billion (1.6).

        SEK has launched its first EUR-denominated borrowing of benchmark-character. The transaction amounted to EUR 1 billion and was sold mainly to European and Asian investors.

INCOME STATEMENT

Results

        Operating profit was Skr 143.6 million (169.2). The decline was due to increased costs in connection with the strengthening and broadening of the business activities and to some effects related to the change in ownership in 2003.

        Net interest earnings totaled Skr 199.1 million (202.9). The contribution to net interest earnings from debt-financed assets was Skr 129.2 million (120.2). The underlying average volume of such debt-financed assets was Skr 133.5 billion (109.0), with an average margin of 0.39 percent p.a. (0.44). Interest costs for new Hybrid Capital issued in 2003 affected results and margins negatively. The decrease in average margin was primarily due to an increase in the proportion of total debt-financed assets that represented liquid assets, whose margins are lower than those of credits. However, an increase in the volume of debt-financed assets affected results positively. In addition, SEK's costs related to new long-term borrowing decreased.

        The contribution to net interest earnings from the investment portfolio, which mainly represents the investment of SEK's equity, was Skr 69.9 million (82.7). The decrease compared with the same period in the previous year was due mainly to a lower amount of equity.

        Administrative expenses amounted to Skr 55.9 million (43.7). Included in such expenses were Skr 4.4 million (0.5) representing the total cost for the general incentive system. During 2003, the administrative expenses increased due to the strengthening and broadening of the business activities in response to market needs. As a result, the administrative expenses (exclusive of the cost for the general incentive system) reached a higher level during the first quarter of 2004, which was about the same as the level for the fourth quarter of 2003.

        Depreciations of non-financial assets increased to Skr 5.8 million (1.6). The increase was related to depreciations of intangible assets in the ongoing IT-project in which SEK's current business system will be replaced.

Return on Equity

        Return on equity was 19.5 percent (18.0) before taxes, and 14.0 percent (12.9) after taxes, respectively.

BALANCE SHEET

Total Assets and Liquidity

        The level of SEK's liquid assets—to be regarded as SEK's readiness to lend—improved during the period. SEK's total assets at period-end increased to Skr 165.9 billion (y-e: 151.8) and the liquidity portfolio amounted to Skr 89.4 billion (y-e: 79.6).

        At period-end, the aggregate volume of funds borrowed and shareholders' funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities.

        There have been no major shifts in the break-down of SEK's counterparty risk exposures. Of the total risk exposures, 18 percent (y-e: 18) were against highly rated OECD states; 6 percent (y-e: 6) were against local and regional authorities; 66 percent (y-e: 65) were against banks, mortgage institutions and other financial institutions; and 10 percent (y-e: 11) were against corporations and others.

        No credit losses were incurred.

Capital Adequacy

        SEK has a capital adequacy ratio well above the minimum required by law. At period-end, SEK's adjusted total capital adequacy ratio was 17.7 percent (y-e: 18.3), of which 10.7 percent (y-e: 11.1) represented adjusted Tier-1.

        The adjusted capital adequacy ratios are calculated with inclusion in the Tier-1 capital base of SEK's guarantee capital of Skr 600 million in addition to the regulatory capital base. The regulatory total capital adequacy ratio at period-end was 16.1 percent (y-e: 16.6), of which 9.1 percent (y-e: 9.5) represented Tier-1.

Stockholm, April 29, 2004
 AB SVENSK EXPORTKREDIT
SWEDISH EXPORT CREDIT CORPORATION

Peter Yngwe
President

        Further information may be obtained from Peter Yngwe, President, or Sven-Olof Söderlund, Executive Director, on telephone no. (46) 8-613 83 00. (See also SEK's website www.sek.se.)

Auditors' Review Report

        We have reviewed the interim report for the three-month period ended March 31, 2004, in accordance with Swedish generally accepted standards for such reviews. A review is significantly less in scope than an examination in accordance with generally accepted auditing standards. During our review nothing came to our attention to indicate that the interim report does not comply with the requirements of the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies.

Stockholm, April 29, 2004

Gunnar Abrahamson Authorized Public Accountant (Appointed by the Swedish Financial Supervisory Authority)	Per Bergman Authorized Public Accountant	Caj Nackstad Authorized Public Accountant

        SEK is wholly-owned by the Kingdom of Sweden. SEK's objective is to engage in financing activities and in connection therewith primarily promote the development of Swedish commerce and industry and Swedish export industry as well as otherwise engaging in Swedish and international financing activities on commercial grounds. Credits are granted at fixed or floating interest rates. SEK funds its activities primarily by issues in the international capital markets. SEK's balance sheet and assets are of high quality. SEK's long-term debt rating is AA+ from Standard & Poor's and Aa1 from Moody's.

FINANCIAL HIGHLIGHTS

(Amounts (other than %) in mn) (* 1 USD = 7.565 Skr)	March 31, 2004 USD*	March 31, 2004 Skr	March 31, 2003 Skr	December 31, 2003 Skr
Earnings
Operating profit	19	143.6	169.2	595.3
Net profit for the period	14	103.3	121.5	427.5
Pre-tax return on equity	19.5%	19.5%	18.0%	18.9%
After-tax return on equity	14.0%	14.0%	12.9%	13.6%
Lending operations
Customer-related financial transactions	663	5,012	5,414	23,187
of which offers for new credits accepted by borrowers	476	3,603	4,811	18,960
of which new syndicated customer transactions	186	1,409	603	4,227
Credits, outstanding and undisbursed (old format)	9,900	74,890	76,705	74,365
Credits, outstanding and undisbursed (new format)	7,047	53,312	52,672	54,221
Borrowing operations
New long-term borrowings	2,665	19,202	14,016	61,929
Outstanding senior debt	18,994	143,687	114,113	132,565
Outstanding subordinated debt	411	3,111	2,162	3,001
Total assets	21,925	165,866	135,004	151,800
Capital
Capital adequacy ratio	16.1%	16.1%	16.5%	16.6%
Adjusted capital adequacy ratio	17.7%	17.7%	18.2%	18.3%

The definitions of the Financial Highlights are included in SEK's 2003 Annual Report (Note 32).

INCOME STATEMENTS

SEK (exclusive of the S-system)	January-March, 2004		January-March, 2003		January-December, 2003
(Skr mn)	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Interest revenues	1,221.5	1,223.0	1,135.6	1,137.1	4,432.9	4,438.5
Interest expenses	-1,022.4	-1,022.5	-932.7	-932.7	-3,675.4	-3,675.5

Net interest revenues	199.1	200.5	202.9	204.4	757.5	763.0
Commissions earned	3.5	2.1	1.5	1.2	13.0	9.1
Commissions incurred	-4.0	-4.0	-1.6	-1.6	-17.1	-17.1
Remuneration from the S-system	4.9	4.9	12.4	12.4	29.7	29.7
Net results of financial transactions	1.8	1.7	-0.5	-0.5	11.7	11.7
Other operating income	0.2	0.3	0.0	0.2	6.4	7.6
Administrative expenses	-55.9	-56.3	-43.7	-44.5	-189.5	-191.9
Depreciations of non-financial assets	-5.8	-5.3	-1.6	-1.0	-15.5	-13.4
Other operating expenses	-0.2	0.0	-0.2	0.0	-0.9	0.0

Operating profit	143.6	143.9	169.2	170.6	595.3	598.7
Changes in untaxed reserves	n.a.	0.0	n.a	0.0	n.a.	15.4
Taxes (Note 1)	-40.3	-40.3	-47.7	-47.7	-167.8	-172.5

Net profit for the period	103.3	103.6	121.5	122.9	427.5	441.6
Earnings per share, Skr (Note 5)	104		123		432

The above income statements do not include the S-system, the results of which are shown below.

S-system (Skr mn)	January-March, 2004	January-March, 2003	January-December, 2003
Interest revenues	96.3	117.7	443.4
Interest expenses	-85.5	-151.9	-510.9

Net interest expenses	10.8	-34.3	-67.5
Remuneration to SEK	-4.9	-12.4	-29.7
Foreign exchange effects	0.6	-0.3	7.4
Reimbursement from the State	-6.5	47.0	89.8

Net	0.0	0.0	0.0

BALANCE SHEETS

	March 31, 2004			December 31, 2003
(Skr mn)	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
ASSETS
Cash in hand	0.0	0.0	0.0	0.0	0.0	0.0
Treasuries/government bonds	5,759.3	5,759.3	58.0	4,458.5	4,458.5	57.4
Of which current assets	(5,377.3)	(5,377.3)	(58.0)	(3,645.8)	(3,645.8)	(57.4)
Of which fixed assets	(382.0)	(382.0)	—	(812.7)	(812.7)	—
Credits to credit institutions (Note 3)	17,084.0	17,081.6	3,890.3	17,569.6	17,567.7	4,789.8
Credits to the public (Note 3)	22,901.3	22,901.3	3,722.7	23,202.4	23,202.4	3,474.1
Other interest-bearing securities	105,304.9	105,305.0	—	95,298.6	95,298.6	—
Of which current assets	(72,661.3)	(72,611.3)	—	(63,752.0)	(63,752.0)	—
Of which fixed assets	(32,643.6)	(32,693.6)	—	(31,546.6)	(31,546.6)	—
Of which credits (Note 2)	(32,205.1)	(32,255.2)	—	(31,111.6)	(31,111.6)	—
Shares in subsidiaries	n.a.	113.5	—	n.a.	113.5	—
Non-financial assets	205.4	89.8	—	201.7	85.7	—
Other assets	11,280.4	11,355.3	76.0	7,678.3	7,751.6	96.9
Prepaid expenses and accrued revenues	3,330.8	3,330.7	92.7	3,391.4	3,391.3	93.7

Total assets (Note 4)	165,866.1	165,936.5	7,839.7	151,800.5	151,869.3	8,511.9

LIABILITIES, ALLOCATIONS AND SHAREHOLDERS' FUNDS
Borrowing from credit institutions	857.2	867.2	1.9	2,545.8	2,555.8	1.2
Borrowing from the public	35.2	35.2	0.0	28.7	28.7	0.0
Senior securities issued	142,794.9	142,794.9	559.1	129,990.4	129,990.4	552.5
Other liabilities	12,616.6	12,653.0	146.6	9,979.3	10,014.7	147.5
Lending/(borrowing) between SEK and the S-system	—	—	7,062.3	—	—	7,697.0
Accrued expenses and prepaid revenues	3,001.5	3,001.3	69.8	2,908.7	2,908.3	113.7
Allocations	394.3	17.9	—	394.4	17.9	—
Subordinated securities issued	3,110.9	3,110.9	—	3,001.0	3,001.0	—

Total liabilities and allocations	162,810.6	162,480.4	7,839.7	148,848.3	148,516.8	8,511.9
Untaxed reserves	n.a.	1,344.6	—	n.a.	1,344.6	—
Share capital	990.0	990.0	—	990.0	990.0	—
Non-distributable reserves	1,117.6	149.3	—	1,117.6	149.3	—

Total non-distributable capital	2,107.6	1,139.3	—	2,107.6	1,139.3	—
Profit carried forward	844.6	868.6	—	417.1	427.0	—
Net profit for the period	103.3	103.6	—	427.5	441.6	—

Total distributable capital	947.9	972.2	—	844.6	868.6	—

Total shareholders' funds	3,055.5	2,111.5	—	2,952.2	2,007.9	—

Total liabilities, allocations and shareholders' funds	165,866.1	165,936.5	7,839.7	151,800.5	151,869.3	8,511.9

COLLATERAL PROVIDED
Collateral provided	None	None	None	None	None	None
Interest-bearing securities Subject to lending	634.7	634.7	—	108.9	108.9	—
CONTINGENT LIABILITIES	None	None	None	None	None	None
COMMITMENTS
Committed undisbursed credits	14,255.3	14,255.3	9,969.8	14,358.3	14,358.3	10,024.6

Specification of Change in Shareholders' Funds

Consolidated Group

(Skr mn)	January-March, 2004	January-March, 2003
Opening balance of shareholders' funds	2,952.2	3,764.7
Net profit for the period	103.3	121.5

Closing balance of shareholders' funds	3,055.5	3,886.2

STATEMENTS OF CASH FLOWS, SUMMARY

	January-March, 2004		January-March, 2003
(Skr mn)	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Net cash (used in)/provided by operating activities	-11,222.8	-11,222.8	-1,428.2	-1,428.3
Net cash (used in)/provided by investing activities	-9.5	-9.5	-9.4	-9.3
Net cash (used in)/provided by financing activities	11,232.3	11,232.3	1,437.6	1,437.6
Cash and cash equivalents at end of period	0.0	0.0	0.0	0.0

Capital Base and Required Capital

According to Capital Adequacy Requirements under Swedish Law, which are in Compliance with International Guidelines. However, the adjusted capital adequacy ratios shown below, are calculated with inclusion in the Tier-1 capital base of SEK's guarantee capital of Skr 600 million in addition to the regulatory approved capital base.

(Amounts in Skr mn)

I.    Capital requirement

	Consolidated Group						Parent Company
	March 31, 2004			December 31, 2003			March 31, 2004			December 31, 2003
	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital
On-balance sheet items	165,866	34,206	2,736	151,800	31,682	2,534	165,936	34,277	2,742	151,869	31,752	2,540
Off-balance sheet items	19,825	3,682	295	21,171	4,172	334	19,825	3,682	295	21,171	4,172	334
Other exposures	n.a.	0	0	n.a.	0	0	n.a.	0	0	n.a.	0	0

Total	185,691	37,888	3,031	172,971	35,854	2,868	185,761	37,959	3,037	173,040	35,924	2,874
Breakdown by category:
A. Riskweight 0%	55,232	—	—	49,546	—	—	55,232	—	—	49,546	—	—
B. Riskweight 20%	97,495	19,500	1,560	96,053	19,211	1,537	97,492	19,498	1,560	96,051	19,210	1,537
C. Riskweight 50%	1,754	877	70	2,284	1,142	91	1,754	877	70	2,284	1,142	91
D. Riskweight 100%	15,084	15,084	1,207	14,203	14,203	1,136	15,157	15,157	1,213	14,274	14,274	1,142
E. Market exposures	16,126	2,427	194	10,885	1,298	104	16,126	2,427	194	10,885	1,298	104

Total	185,691	37,888	3,031	172,971	35,854	2,868	185,761	37,959	3,037	173,040	35,924	2,874

II. Capital base (A)					III. Capital Adequacy Ratio
	Consolidated Group		Parent Company			Consolidated Group		Parent Company
	3/2004	12/2003	3/2004	12/2003		3/2004	12/2003	3/2004	12/2003
Tier-1 capital	3,442	3,395	3,470	3,423	Total	16.1%	16.6%	16.1%	16.6%
Tier-2 capital	2,653	2,558	2,649	2,554	Of which:
Of which:					Tier-1 ratio	9.1%	9.5%	9.1%	9.5%
Upper Tier-2	2,190	2,103	2,186	2,100	Tier-2 ratio	7.0%	7.1%	7.0%	7.1%
Lower Tier-2	463	455	463	454	Of which:
Total	6,095	5,953	6,119	5,977	Upper Tier-2 ratio	5.8%	5.8%	5.8%	5.8%
					Lower Tier-2 ratio	1.2%	1.3%	1.2%	1.3%
Adjusted Tier-1 capital	4,042	3,995	4,070	4,023	Adjusted Total	17.7%	18.3%	17.7%	18.3%
Adjusted Total	6,695	6,553	6,719	6,577	Of which: Adj. Tier-1 ratio	10.7%	11.1%	10.7%	11.1%

IV.    Specification of off-balance sheet items (B)

							Book value on-balance sheet
Consolidated Group and Parent Company:	Of which:						Related to derivative contracts with positive real exposures:		Related to derivative contracts with negative real exposures:
	Nominal amounts	Converted claims	Positive real exposures	Potential exposures	Negative real exposures	Weighted claims	Positive book values	Negative book values	Positive book values	Negative book values
March 31, 2004
Derivative financial contracts:
Currency related agreements	121,003	5,988	2,810	3,178	3,105	1,358	1,674	1,243	4,708	397
Interest rate related contracts	114,758	1,937	1,473	464	7,961	490	111	4,644	587	79
Equity related contracts	41,679	3,909	680	3,229	967	907	46	568	466	7
Commodity related contracts, etc	3,057	228	3	225	206	114	—	—	—	—

Total derivative contracts	280,497	12,062	4,966	7,096	12,239	2,869	1,831	6,455	5,761	483
Other off-balance sheet contracts and commitments: Repurchase agreements etc. (repos)	635	635	—	635	—	—
Undisbursed credits	14,255	7,128	—	7,128	—	813

Total	295,387	19,825	4,966	14,859	12,239	3,682
December 31, 2003
Derivative financial contracts:
Currency related agreements	114,627	7,492	3,499	3,993	5,117	1,818	937	1,515	3,826	1,775
Interest rate related contracts	117,311	2,209	1,439	770	7,043	529	17	3,681	816	33
Equity related contracts	38,984	4,026	703	3,323	1,242	983	3	551	438	5
Commodity related contracts, etc	1,706	156	20	136	154	78	—	—	—	—

Total derivative contracts	272,628	13,883	5,661	8,222	13,556	3,408	957	5,747	5,080	1,813
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	109	109	—	109	—	—
Undisbursed credits	14,358	7,179	—	7,179	—	764

Total	287,095	21,171	5,661	15,510	13,556	4,172

(A)
The capital base includes the profit for the year—less the dividend proposed—according to the Board's proposal for distribution of the 2003 profits. The capital base also includes the profit for the three-month period ended March 31, 2004, less expected dividend related to said period.

(B)
In accordance with SEK's policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived.

COUNTERPARTY RISK EXPOSURES
(Skr mn)

Consolidated Group and Parent Company:	Total				Credits & Interest- bearing securities				Derivatives, Undisbursed credits, etc.
	March 31, 2004		December 31, 2003		March 31, 2004		December 31, 2003		March 31, 2004		December 31, 2003
Classified by type of counterparty
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
State	30.6	18	29.7	18	25.2	17	24.2	17	5.4	27	5.5	26
Municipalities	9.9	6	9.5	6	9.7	6	9.3	6	0.2	1	0.2	1
Mortgage institutions	4.1	2	5.2	3	4.1	3	5.2	4	—	—	—	—
Banks	66.0	39	58.5	36	58.8	39	50.3	36	7.2	36	8.2	39
Other credit institutions	42.5	25	41.6	26	36.2	24	35.1	25	6.3	32	6.5	31
Corporations and others	17.7	10	17.1	11	17.0	11	16.4	12	0.7	4	0.7	3

Total	170.8	100	161.6	100	151.0	100	140.5	100	19.8	100	21.1	100

NOTES

        Accounting principles:    The accounting principles described in SEK's Annual Report for the year 2003 have been applied unchanged with the following exception.

        With the beginning of the year 2004, SEK has adopted the Swedish Accounting Standard's recommendation number 29, Remuneration to employees, which is based on IAS 19 Employee benefits. The application of this recommendation has had no material effect on this interim report.

        Note 1.    Reported amounts of taxes for the three-month period ended March 31 represent profits before appropriation multiplied by the standard tax rate (28%). Accordingly, no allocations to, or dissolutions of, untaxed reserves have been made before the calculation of taxes. Such allocations, or dissolutions, may be determined only on a full-year basis.

        Note 2.    Represents credits granted against documentation in the form of interest-bearing securities.

        Note 3.    In accordance with the Swedish Financial Supervisory Authority's regulations, the Company reports credits with principal or interest more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 15.5 million (y-e: 47.5). The principal amount not past due on such credits was Skr 371.7 million (y-e: 433.1). All past-due credits were covered by adequate guarantees.

        Note 4.    The amount of total assets at period-end, Skr 165.9 billion, was approximately Skr 3.2 billion higher than it would have been if the currency exchange rates as of December 31, 2003, had been unchanged.

        Note 5.    Earnings per share: Net profit for the period divided by the number of shares.

        References herein to "Skr" mean Swedish kronor.
        The exchange rate on March 31, 2004, was Swedish kronor 7.565 to the US dollar (March 31, 2003: 8.505; December 31, 2003: 7.275).
        Amounts stated herein relate to March 31 or December 31, in the case of positions, and the three-month period ended
        March 31 or the twelve-month period ended December 31, in the case of flows, unless otherwise indicated.
        Amounts within parenthesis relate to the same date, in the case of positions, and to the same period, in the case of flows, for the preceding year, unless otherwise indicated.
        References herein to "credits" mean credits as defined under the "old format", unless otherwise indicated.

        This Interim Report contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs, expectations and intentions. Forward-looking statements are based on current plans, estimates and projections. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond the Company's control. You are cautioned that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among others, changes in general economic business conditions, especially in Sweden changes and volatility in currency exchange and interest rates; and changes in government policy and regulations and in political and social conditions.

AB Svensk Exportkredit/Swedish Export Credit Corporation (publ)
Postal address	Street address	Telephone	Telefax	Org. No. 556084-0315
Box 16368	Västra Trädgårdsgatan 11 B	+46 8 613 83 00	+46 8 20 38 94	VAT No. SE663000133401
SE-103 27 Stockholm	Internet	E-mail	Telex	Registered office
Swift address	www.sek.se	info@sek.se	12166 SEK S	Stockholm, Sweden
SEKXSESS

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 29, 2004

AB Svensk Exportkredit (Swedish Export Credit Corporation)
By:	/s/ PETER YNGWE Peter Yngwe, President

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INTERIM REPORT FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2004
  FINANCIAL HIGHLIGHTS
  INCOME STATEMENTS
  BALANCE SHEETS
  STATEMENTS OF CASH FLOWS, SUMMARY
  COUNTERPARTY RISK EXPOSURES
SIGNATURE